# SEC Schedule 13D — Beneficial ownership report by holders of more than 5% of a class

Issuer: Advasa Holdings, Inc., CIK 0002084227
CUSIP: 00783R103
Title of class of securities: Common Stock, $0.00001 par value per share
Address of issuer's principal executive offices: 1-2-7 Moto-Akasaka, Minato-ku, Tokyo, Japan (M0), 107-0051
Date of event which requires filing of this statement: 08/11/2026
Filed by CIK 0002150903
Persons authorized to receive notices and communications: Tatsuya Akimoto, c/o Advasa Holdings, Inc.,, 1-2-7 Moto-Akasaka, Minato-ku,, Tokyo, Japan (M0), 107-0051, 81-03-6868-5538

## Reporting persons
- Tatsuya Akimoto (CIK 0002150903): type of reporting person: individual (IN); citizenship or place of organization: Japan (M0); source of funds: other (OO); sole voting power 135,454,900; shared voting power 0; sole dispositive power 135,454,900; shared dispositive power 0; aggregate amount beneficially owned 135,454,900 (27.81% of the class)
  Comment: As to Item 4 immediately above, the shares of common stock held by the Reporting Person were acquired on August 29, 2025, pursuant to a share exchange agreement between the Issuer and Advasa, Co., Ltd. ("Advasa Japan") and Advasa Japan's shareholders, pursuant to which the Issuer acquired 96.6% ownership interest in Advasa Japan from Advasa Japan's shareholders (one of which was the Reporting Person) in exchange for shares of the Issuer. As to Item 13 immediately above, the percentage is based on 487,065,702 common stock shares issued and outstanding as disclosed in the Issuer's Quarterly Report on Form 10-Q filed with the SEC on August 12, 2026.

## Item 1. Security and Issuer
Title of class of securities: Common Stock, $0.00001 par value per share
Name of issuer: Advasa Holdings, Inc.
Address of issuer's principal executive offices: 1-2-7 Moto-Akasaka, Minato-ku, Tokyo, Japan (M0), 107-0051
Comment: Information given in response to each item shall be deemed incorporated by reference in all other items, as applicable.

## Item 2. Identity and Background
Name of person filing: This Schedule 13D is being filed by Tatsuya Akimoto (the "Reporting Person").
Residence or business address: c/o Advasa Holdings, Inc., 1-2-7 Moto-Akasaka, Minato-ku, Tokyo, 107-0051 Japan
Present principal occupation or employment: The Reporting Person is Non-Executive Chairman at ARDPRO Co.Ltd. The address of ARDPRO Co.Ltd is 2F Keio Shinjuku3Chome Bldg1~24,Shinjuku3Chome.shinjuku-ku Tokyo 1600022 Japan.
Criminal convictions in the last five years: The Reporting Person has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years: The Reporting Person has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which the Reporting Person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or a finding of any violation with respect to such laws.
Citizenship: Mr. Akimoto is a citizen of Japan.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: Mr. Akimoto received the 135,454,900 shares of the Issuer's common stock, pursuant to a share exchange agreement between the Issuer and Advasa, Co., Ltd. ("Advasa Japan") and Advasa Japan's shareholders, pursuant to which the Issuer acquired 96.6% ownership interest in Advasa Japan from Advasa Japan's shareholders (one of which was the Reporting Person) in exchange for shares of the Issuer. .

## Item 4. Purpose of Transaction
Purpose of transaction:
Mr. Akimoto received the 135,454,900 shares of the Issuer's common stock, pursuant to a share exchange agreement between the Issuer and Advasa, Co., Ltd. ("Advasa Japan") and Advasa Japan's shareholders, pursuant to which the Issuer acquired 96.6% ownership interest in Advasa Japan from Advasa Japan's shareholders (one of which was the Reporting Person) in exchange for shares of the Issuer.

The Reporting Person from time to time intends to review their investments in the Issuer on the basis of various factors, including the Issuer's business, financial condition, results of operations and prospects, general economic and industry conditions, the securities markets in general and those for the Issuer's common stock shares in particular, as well as other developments and other investment opportunities. Based upon such review, the Reporting Person may take such actions in the future as the Reporting Person may deem appropriate in light of the circumstances existing from time to time. If the Reporting Person believes that further investment in the Issuer is attractive, whether because of the market price of the common stock shares or otherwise, they may acquire common stock shares or other securities of the Issuer either in the open market or in privately negotiated transactions. Similarly, depending on market and other factors, the Reporting Person may determine to dispose of some or all of the common stock shares currently owned by the Reporting Person or otherwise acquired by the Reporting Person either in the open market or in privately negotiated transactions.

Except as set forth in this Schedule 13D, the Reporting Person has not formulated any plans or proposals which relate to or would result in: (a) the acquisition by any person of additional securities of the Issuer or the disposition of securities of the Issuer; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (c) a sale or transfer of a material amount of the assets of the Issuer or any of its subsidiaries; (d) any change in the present Board of Directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (e) any material change in the Issuer's capitalization or dividend policy of the Issuer; (f) any other material change in the Issuer's business or corporate structure; (g) any change in the Issuer's charter or bylaws or other instrument corresponding thereto or other action which may impede the acquisition of control of the Issuer by any person; (h) causing a class of the Issuer's securities to be deregistered or delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or (j) any action similar to any of those enumerated above.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
The following disclosure is based on 487,065,702 common stock shares issued and outstanding as disclosed in the Issuer's Quarterly Report on Form 10-Q filed with the SEC on August 12, 2026.

As of the date of this Schedule 13D, the Reporting Person is the beneficial owner of 135,454,900 shares of the Issuer's common stock, representing approximately 27.81% of the issued and outstanding common stock of the Issuer.
Number of shares as to which each person has sole or shared power to vote or dispose: See item 5(a) immediately above.
Transactions in the class effected during the past sixty days: The Reporting Person has not effectuated any transactions during the past 60 days in any common stock shares of the Issuer.
Other persons with the right to receive dividends or sale proceeds: Not applicable.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: Not Applicable.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits: 10.1 Share Exchange Agreement dated August 29, 2025.

## Signatures
- Tatsuya Akimoto: /s/ Tatsuya Akimoto, Tatsuya Akimoto (08/18/2026)